April 14, 1997

Board of Directors
Kleinert's Inc.
120 W. Germantown Pike
Suite 100
Plymouth Meeting, PA 19462-1420


Dear Board Members:

     You have asked us to render our opinion as to whether a proposed offer to the shareholders of Kleinert's, Inc. (the "Company") to purchase up to 1,000 shares of common stock from each record holder at $18.00 cash per share (the "Transaction") is fair, from a financial point of view, to the shareholders of the Company who receive cash for their shares in the Transaction.

     Compass Capital Advisors ("CCA") as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, employee benefit plans, and valuations for corporate, estate, and other purposes. Neither CCA nor any of its officers or employees has any interest in the Company or in the securities which are the subjects of this opinion, and all of such persons are otherwise independent with respect to the Transaction.

     In arriving at our opinion, we have:

     1. reviewed a draft of the proposed tender offer;

     2. reviewed the Company's Annual Reports to Shareholders containing financial information for the three fiscal years ending with the fiscal year ended November 30, 1996;

     3. reviewed projections of the Company's operating results for calendar years 1997 through 2001 prepared by management and discussed the operations and prospects of the Company with senior management;

     4. reviewed trading activity in the Company's stock for 1996 and 1997 to date;


Board of Directors
April 14, 1997
Page 2

     5. reviewed and analyzed trading and financial information regarding public companies in the Company's industry;

     6. reviewed available information relating to purchases of the Company's common stock from 1993 to date by the Company;

     7. prepared a discounted future earnings analysis of the Company's projected operating results;

     8. reviewed publicly reported acquisitions in the Company's industry from October 1994 through September 1996, the last month for which we were able to find such information;

     9. reviewed the liquidation values of the Company's assets with management; and

     10. reviewed all of the foregoing with you before forming our opinion.

     In arriving at our opinion, we have not independently verified any of the information we reviewed and our opinion is given in reliance on the accuracy and completness of the information furnished to us. We have not made an independent evaluation or appraisal of the assets of the Company, nor are we aware of any current independent appraisals thereof. Should any of the information provided to us be inaccurate or incomplete in any material respect, our opinion may change; however, we have no reason to believe that any information we received is materially inaccurate or incomplete.


Board of Directors
April 14, 1997
Page 3

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the shareholders of the Company who receive cash for their shares in the Transaction.



COMPASS CAPITAL ADVISORS

/s/ Gabriel F. Nagy
--------------------------------
Gabriel F. Nagy, A.S.A.
Principal

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